CopperSteel HoldCo, Inc.

1000 Ballpark Way, Suite 400

Arlington, Texas 76011

January 17, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rucha Pandit, Donna Field

Re:	CopperSteel HoldCo, Inc.

Registration Statement on Form S-4

Filed December 22, 2023

File No. 333-276255

Ladies and Gentlemen:

This letter sets forth responses of CopperSteel HoldCo, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 11, 2024, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

The text of the Staff’s comments have been included in this letter for your convenience, and the Company’s responses to the comments have been provided immediately thereafter.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently with this letter publicly filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which reflects these revisions. References to page numbers in the Company’s responses to the comments below correspond to the page numbers in the Amended Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-4 Filed December 22, 2023

Questions and Answers

Q: What approval by Cedar Fair Unitholders is required to approve the Mergers, page 7

1.

Staff’s comment: We note your disclosure that the completion of the Mergers does not require the approval of Cedar Fair’s Unitholders. Please revise the answer to discuss in greater detail why Cedar Fair Unitholders will not be required to vote or approve the Mergers. In this regard and to the extent applicable, please discuss the proposed ownership structure of the combined company, the structure of the Mergers, and how such structures impacted the required vote or approval of Cedar Fair’s Unitholders.

Response: The Company acknowledges the Staff’s comment and has included the disclosure on page 7 accordingly.

Material U.S. Federal Income Tax Consequences for Six Flags Holders

Six Flags Merger, page 142

2.

Staff’s comment: We note your disclosure in the third paragraph that “the following is a summary of certain material U.S. federal income tax consequences of the Six Flags Merger to Six Flags U.S. holders if the Six Flags Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.” Please delete the word “certain.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 146 accordingly.

3.

Staff’s comment: We note your disclosure in the third paragraph that “if the Six Flags Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code...[e]ach Six Flags U.S. holder will recognize gain, but not loss, in the Six Flags Merger, equal to the lesser of....“We also note your disclosure on page vi in the definition of “Six Flags Tax Treatment” that “holders of Six Flags Common Stock shall not recognize any gain or loss in the exchange of shares of Six Flags Common Stock for shares of CopperSteel Common Stock and cash in lieu of fractional shares, other than with respect to the receipt of cash in lieu of fractional shares and potentially under Section 897 of the Code.” Please reconcile and clarify whether the Six Flags Merger is a tax-free transaction to holders of Six Flags Common Stock.

Response: The Company acknowledges the Staff’s comment and has filed a tax opinion regarding the Six Flags Merger (as defined in the Registration Statement) and revised the disclosure on page 146 to clarify that, subject to the assumptions, qualifications and limitations stated in the disclosure and in the tax opinion, and based on representations as to certain factual matters from Six Flags and CopperSteel, in the opinion of Kirkland & Ellis LLP, for U.S. federal income tax purposes, the Six Flags Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and accordingly, each Six Flags U.S. holder will not recognize gain or loss in the Six Flags Merger (other than with respect to the receipt of cash in lieu of fractional shares).

Material U.S. Federal Income Tax Consequences for Cedar Fair Unitholders

Cedar Fair First Merger, page 148

4.

Staff’s comment: We note your discussion of U.S. federal income tax consequences in this section related to the Cedar Fair First Merger. Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that a tax opinion would be required since the discussion includes tax consequences that would be material to investors, i.e. that Cedar Fair U.S. holders will recognize no gain or loss on such exchange. Please revise this section accordingly and file a tax opinion. For guidance, please refer to Section III of Staff Legal Bulletin No. 19 dated October 14, 2011.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 5, 32, 40, and 151 - 152 and have included the tax opinion filed as an exhibit accordingly.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Tamar Donikyan at (212) 909-3421 of Kirkland & Ellis LLP.

Sincerely,

/s/ Selim Bassoul
Selim Bassoul
Chief Executive Officer

Via E-mail:

cc:	Tamar Donikyan
Kirkland & Ellis LLP

Brian Nurse
Cedar Fair, L.P.

Matthew Gilroy
Weil, Gotshal & Manges LLP